FORM N-18F-1
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940




                             ORBITEX GROUP OF FUNDS



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                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 7th day of July, 2000.

                                      Signature     ORBITEX GROUP OF FUNDS
                                                --------------------------------
                                                      (Name of Registrant)


                                      By  /s/ M. Fyzul Khan
                                          --------------------------------------
                                          (Name of director, trustee or officer
                                            signing on behalf of Registrant)


                                      Title  Secretary and Vice President
                                             -----------------------------------


Attest: /s/ Keith D. Kemp
        ------------------------------
                 (Name)


Assistant Treasurer and Vice President
--------------------------------------
                 (Title)